

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 4, 2017

Paul B. Raymond
Morgan, Lewis & Bockius LLP
One Federal Street
Boston, MA 02110

Re: City National Rochdale Reinsurance Premium Fund
        Registration Statement on Form N-2
        File Nos.: 333-214903 and 811- 23217

Dear Mr. Raymond:

City National Rochdale Reinsurance Premium Fund (the "Company" or the "Fund") filed a registration statement on December 5, 2016 (the "Registration Statement"), for the purpose of registering common shares of the Fund. Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

2. Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

3. Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

Cover Page

4. Please restate the definition of "insurance-linked securities" to specifically disclose all investment products that will be utilized for the purposes of complying with the 80% test under Rule 35d-1. Please ensure to remove any catch-all categories, such as "other insurance- and reinsurance-related securities."

5. Under "Principal Investment Strategies," it is disclosed that the Fund may invest in insurance-linked securities through Special Purpose Entities. With respect to such Special Purposes Entities, please explain the following:

   a. Please explain whether the Fund will invest in Special Purpose Entities (or other investment vehicles) that rely on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act of 1940 (the "1940 Act"). We may have additional comments.

   b. Please explain how the expenses of the Special Purposes Entities will be reflected in the Fund's fee table.

   c. The disclosure states that the performance of each Special Purpose Entity will be "tied to underling reinsurance transaction(s)." Please clarify the disclosure to explain the type of investments that Special Purpose Entities will be making.

   d. Do such Special Purpose Entities have a specified term upon the expiration of which the respective entity will be dissolved and liquidated? We may have additional comments.

   e. How are the equity-linked notes issued by Special Purpose Entities ranked in terms of priority? Does the Fund intend to invest on one particular "tranche"? We may have additional comments.

   f. Will such Special Purpose Entities make regular payments to the Fund of premiums that the entities receive? See Comment 22 below.

6. The disclosure indicates that the Fund may invest in other registered investment companies. If the expenses incurred indirectly by the Fund as a result of its investments in other investment companies, including temporary cash transfers to money market funds, may exceed 0.01 percent (one basis point) of average net assets, please ensure such expenses are property reflected in the fee table as "Acquired Fund Fees and Expenses." See Instruction 10.a. to Item 3 of Form N-2.

7. The disclosure states that the Fund may invest in event-linked swaps. Please disclose, where appropriate, that the Fund may only enter into derivative investments that would otherwise be senior securities, such as event-linked swaps, to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund's potential exposure under the instruments, as required by Investment Company Act Release 10666, "Securities Trading Practices of

Registered Investment Companies" (April 18,1979), as modified by "Dreyfus Strategic Investing & Dreyfus Strategic Income" (June 22, 1987) and "Merrill Lynch Asset Management, L.P." (July 2, 1996).

In addition, if the Fund's exposure from a derivative, such as an event-linked swap, is potentially its notional amount, please disclose that the Fund will set segregate that amount.

8. Please disclose if the Fund's investments in derivatives will be included in determining satisfaction of the 80% test, please confirm that they will be included based on based on their market value, rather than their notional value.

9. With respect to the Fund's status as an interval fund, please disclose in the appropriate section of the Registration Statement how it will meet the requirements of Rule 23c-3(b)(10) in light of the illiquid nature of the Fund's investments.

10. Please ensure that the pricing table will reflect all sales load and offering expenses.

Prospectus Summary

General Comments

11. In a standalone sub-section of the Prospectus Summary, please add disclosure explaining how the Fund's management fee will be calculated. Please add related risks disclosure discussing the incentive to incur leverage as a result of the management fee being calculated on average total assets.

The Offering

Page 1

12. The disclosure states that the Fund expects to close to new investors upon the completion of the initial offering period. In the next sentence, it is stated that the Fund generally expects to "re-open" to investors "thereafter" and sell shares on a monthly basis. Please clarify the disclosure as the two statements appear contradictory, i.e. are only existing investors going to be able to purchase additional shares after the initial offering period?

13. The disclosure states that shares are available for purchase by "certain direct investors, which may be individuals, trusts, foundations and other institutional investors." Please disclose clearly all eligibility requirements applicable to investors.

Investment Objective and Principal Investment Strategies

Page 2

14. The disclosure states that the Adviser "uses a combination of quantitative and qualitative analysis, considering, among other things, data and information obtained from proprietary and third party models." Please add a description of the type of models and data used by the Adviser to evaluate investments. Please describe the Adviser's experience in evaluating such investments.

    It is also disclosed that the Adviser "analyzes each investment on an individual basis, relative to the fund's entire portfolio, on a probability of loss basis for a specific geographic region and/or specified peril. In selecting ILWs or Structured Investments with exposure to ILWs, the Adviser considers the defined industry-wide, non-indemnity based loss parameter (i.e. ratio of total to insured losses) of the ILW." Please revise the disclosure to explain the Adviser's process in plain English.

15. It is stated that the Fund "expects to have substantial direct or indirect exposure to reinsurance contracts written by one or more reinsurers." Confirm in correspondence that if the Fund invests 45% or more of its assets in securities issued by a single reinsurer, then the reinsurer may be considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933 (the "1933 Act"). Also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a reinsurer, or if a reinsurer were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that reinsurer, and that reinsurer would need to execute the Registration Statement as an issuer and would have issuer liability under the 1933 Act for the disclosure in the Registration Statement.

    In the event the 45% threshold is crossed after the Registration Statement is declared effective, please confirm that the Fund will file a POS 8C promptly to comply with the requirements above.

    Please include disclosure in the Registration Statement, and in the Fund's periodic reports (when applicable), the following disclosure: the name of each reinsurer to which the Fund will have direct or indirect exposure exceeding 25% of the Fund's assets, a description of the reinsurer and a discussion of any unique risks that the reinsurer presents.

Principal Portfolio Composition

Page 3

16. Please revise the disclosure to describe more clearly the types of investments that the Fund intends to make directly and those investments that the Fund will be making primarily through Special Purpose Entities. Please use appropriate sub-headings to assist potential investors.

17. It is stated that ILWs are "privately negotiated instruments." Please disclose the parties that typically negotiate such transactions, e.g. insurance companies, reinsurers, states, etc.

18. Please explain if the ILWs will be treated as derivatives under US GAAP. Please explain if there can be a loss in excess of the initial investment in the ILW. Please explain if there are any recourse agreements or commitments associated with Special Purpose Entities.

19. With respect to the equity-linked bonds, please explain how such investments differ from traditional fixed income bonds. Explain whether investors, such as the Fund, will have a claim over the reference assets. Explain what "full transparency" with respect to each ILW means. Please define the term "Event-lined Bond Interests" and explain if the Fund intends to invest in such instruments.

Page 4

20. With respect to event-linked bonds, please disclose whether the Fund intends to invest, directly or indirectly, in even-linked bonds that are rated below investment grade. Please explain whether such ratings reflect the NRSRO's calculated probability that a trigger event is more likely to occur.

Other Investments

 Page 6

21. With respect to reverse repurchase agreements, please confirm that for Section 18 purposes the Fund will segregate liquid assets whose value is equal to the actual or potential cash payment obligation at settlement.

Risk Factors

Page 8

22. In the sub-section titled "Reinsurance-related securities risk," the disclosure states that the Fund is subject to the described risks either (i) directly, or (ii) indirectly or through its investment in one or more Special Purpose Entities, partnerships, securitizations, structured financings or other collective investment vehicles. Note that investments in "partnerships, securitizations, structured financings or other collective investment vehicles" are disclosed for the first time in this section. Are investments in such vehicles (other than Special Purpose Entities) going to be principal investments? If so, such investments must be adequately described in the principal strategies sections and the unique risks presented by each type of investment must be clearly disclosed.

23. With respect to risks of investing in insurance loss warranties, it is disclosed that there may be substantial delays in releasing collateral and premiums to the Fund in order for third party assessors to release their findings. What is deemed to be "substantial" delays in payment of

collateral and premiums in this case? How long will it typically take for the Fund to receive its premium, assuming no triggering events take place? Disclose.

Disclose what impact such delays in payment of premium will have on the Fund's distributions. If the Fund will not have access to premiums for an extended period of time, how will the Fund be able to make required distributions under the Internal Revenue Code (the "IRC") in order to maintain its tax status? Disclose. We may have additional comments.

24. With respect to event-linked bonds, the disclosure states that the Fund is exposed to a variety of risks "including but not limited to "issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences." Are such risks deemed principal? If so, provide more detailed disclosure for each unique risk that is listed.

Page 9

25. Under "Valuation risk," please revise to explain that market quotations will not be available for a substantial portion of the Fund's investments (disclose if that is substantially all of the Fund's investments in ILS). Add disclosure to describe the review conducted by the Adviser to ensure the accuracy of the valuations provided by the third party vendors. Indicate that the Board is ultimately responsible for valuation. Disclose specifically which investments are going to be valued by third party vendors. Describe the methodology for valuing investments in Special Purpose Entities. The last sentence in this sub-section is incomplete, please revise.

Page 10

26. It is disclosed that "the Adviser, in selecting investments for the Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security or a broker." Please disclose the potential conflicts of interest when relying on models created by a sponsor of a reinsurance-related security. How will the Adviser verify the completeness or accuracy of third party models?

The disclosure states that risks models are only one input in the risk analysis process used by the Adviser. Describe the other inputs.

Page 11

27. The disclosure regarding tax risks, explains that the tax treatment applicable to various of the Fund's principal investments is not entirely clear. Please file an opinion of counsel regarding the Fund's ability to qualify as a RIC as an exhibit to the Registration Statement.

The disclosure states that the Fund "may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return" from certain ILS investments. In your response, please explain if the types of Special Purposes Entities are typically PFICs and explain how the Fund proposes to manage its exposure. Similarly, explain the same with respect to the Fund's investments in CFCs. Does the Fund take the position that investments in equity-linked notes are not voting equity interests? We may have additional comments.

28. Under "Interest rate risk," add disclosure language to explain the difference between maturity and duration of a fixed income security.

Fees Paid to Third Parties

Page 17

29. Please explain the accounting treatment of the fees paid to third parties, such as special purposes vehicles, partnership, securitizations, structured financings and other collective investment vehicles.

Summary of Fund Expenses

Page 19

30. Please disclose the assumptions about the amount of shares expected to be sold in the twelve months following effectiveness upon which the expense ratios in the table are based. Please ensure that the management fee reflects the percentage amount to be charged on average net assets.

31. If the Fund may borrow for leveraging within its first twelve months, please add an "Interest Expense" caption under "Annual Fund Operating Expenses" with an estimate of the interest costs that the Fund anticipates it may incur in its first year.

    If an "Interest Expense" caption is added to the fee table, please also add a footnote to the caption that provides, in substance, the following information: (#) The Fund may borrow to make investments and the costs associated with such borrowing will be borne by the Fund's investors. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to __% of its average net assets (including such borrowed funds) during its first twelve months and that the annual interest rate on the amount borrowed [will]/[is assumed to] be __%.

Net Asset Value

32. The last paragraph includes a statement that the NAV of the Fund's shares may change on days when an investor is not able to "purchase, redeem or exchange shares." Please revise the statement in light of the fact that investors are generally unable to redeem or exchange shares.

Statement of Additional Information

Investment Restrictions

Page 26

33. Fundamental policy (7) explains that the Fund intends to concentrate in the financial services group of industries. Please add disclosure regarding the Fund's concentration in the appropriate sections discussing the Fund's principal investment strategies in the Prospectus and include appropriate risks disclosures.

Exhibits

34. Please confirm that the Fund has received an opinion of counsel regarding the Fund's ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings* (Oct. 14, 2011).

*   *   *   *   *   *

We may have additional comments on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,

Asen Parachkevov
Attorney Adviser